UNITED STATES SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING

SEC FILE NUMBER 000-28977

CUSIP NUMBER 9222811

(Check One):	☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form N-SAR

For Period Ended: December 31, 2007

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — Registrant Information

Varsity Group Inc.
Full Name of Registrant

N/A
Former Name if Applicable

2677 Prosperity Ave, Ste 250, Fairfax Virginia 22031
Address of Principal Executive Office, City State and Zip Code

Part II — Rules 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate).

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

Part III — Narrative

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR or the transition report or portion thereof could not be filed within the prescribed period.

Varsity Group Inc. (the “Company”) is unable to file its Annual Report on Form 10-K for the year ended December 31, 2007 within the prescribed time period without unreasonable effort or expense. The Company’s highly limited staffing and the need to complete material commercial transactions, including the pending acquisition of the Company by an affiliate of Follett Corporation and the sale of Campus Outfitters, have made it impracticable to complete the Annual Report on Form 10-K and related annual audit within the prescribed period. It is anticipated that the Company’s Annual Report on Form 10-K for the year ended December 31, 2007, along with its audited financial statements, will be filed on or before April 15, 2008.

Part IV — Other Information

(1)	Name and telephone number of person to contact in regard to this notification

John P. Griffin	(202) 349-1242
(Name)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). ☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company anticipates significant changes in results of operations from the corresponding period for the last fiscal year.

In its Solicitation/Recommendation Statement on Schedule 14D-9 filed with the Securities and Exchange Commission (“SEC”) on March 7, 2008, the Company released certain preliminary, internal, unaudited draft financial information derived from financial statements which were not prepared with a view towards public disclosure or compliance with the published guidelines of the SEC or the guidelines established by the American Institute of Certified Public Accountants (“AICPA”).

While the audit of the Company’s consolidated financial statements as of and for the year ended December 31, 2007 is not yet complete, the Company has substantially completed that process. Since March 7, 2008, the Company has identified certain additional adjustments to its December 31, 2007 results, the largest of which related to Campus

Outfitters. The changes in the financial information presented in this document from that presented in the Schedule 14D-9 filed on March 7, 2008 are primarily related to:

•	a $1.2 million impairment of the Campus Outfitter uniform inventory (the Company sold its Campus Outfitters business on February 27, 2008); and

•

$0.8 million in increased cost of textbook sales based on the availability of actual results data as compared to historical estimates which were used in the preparation of the preliminary information summarized in the Schedule 14D-9.

In addition, the Company expects to receive a “going concern” opinion when the fiscal 2007 audit is completed.

Giving effect to the adjustments identified to date, the Company’s unaudited consolidated financial statements as of and for the year ended December 31, 2007 shows the following:

•

Unaudited consolidated balance sheet as of December 31, 2007: cash of $0.0, restricted cash of $2.0 million, total current assets of $9.3 million, total assets of $12.9 million, total current liabilities of $7.1 million and total liabilities of $8.1 million;

•

Unaudited statements of income of the Company and its consolidated subsidiaries for the fiscal year ended December 31, 2007: net sales of $44.4 million, gross margin of $11.4 million, total operating expenses of $21.1 million, operating loss of $9.7 million and net loss of $9.9 million; and

•

Unaudited statement of cash flow of the Company and its consolidated subsidiaries for the fiscal year ended December 31, 2007: cash used in operating activities of $2.1 million, proceeds from investing activities of $3.6 million and cash used in financing activities of $1.9 million, for a net decrease in cash of $0.4 million.

The Company’s independent auditors did not review or audit the data provided above or the underlying financial statements. There can be no assurance that this information will be consistent with final audited information, which may vary materially from the information above.

Varsity Group Inc.
(Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:	March 28, 2008	By:	/s/ John P. Griffin
John P. Griffin
Chief Accounting Officer